Exhibit 99.1

Caesarstone Enters Global Porcelain Countertop Market
Through Majority Stake Acquisition of Lioli Ceramica

- Establishes Position as Leading Premium, Multi-Material Countertop Company -

MP MENASHE, Israel – August 31, 2020 - Caesarstone Ltd. (NASDAQ: CSTE), a leading developer and manufacturer of high-quality engineered surfaces, today announced that it has entered into a definitive agreement to acquire a majority stake in Lioli Ceramica Pvt. Ltd (“Lioli”), an India-based producer of cutting-edge porcelain countertop slabs, operating innovative and technologically advanced manufacturing facilities in Asia, with annual revenue of approximately $18 million.

Porcelain represents one of the fastest growing categories in the global countertop market and directly complements Caesarstone’s established presence in engineered quartz surfaces. The acquisition provides an attractive entry point for Caesarstone to leverage its strong brand, design capabilities, sales force and global distribution network to enhance customer engagement around the world with a multi-material offering of premium countertops. Located in the center of India’s porcelain hub, Lioli’s high-quality, low-cost, vertically-integrated operation will supply porcelain countertop offerings to Caesarstone, which will be marketed in all regions alongside quartz under one leading global Caesarstone® brand.

Yuval Dagim, Chief Executive Officer commented, “This acquisition is a major step in our efforts to advance our global growth acceleration plan and to realize our goal of becoming a leading premium, multi-material player in the global countertop industry. The acquisition will enable us to have a significant presence in the global porcelain category, one of the fast-growing categories in the countertop market, alongside our reputable quartz portfolio. Lioli’s state-of-the-art porcelain operations combined with Caesarstone’s highly valued brand and established global network will strengthen our unique value proposition and our ability to accelerate a multi-material growth strategy. In this way, we can enhance the experience of our consumers and business partners, while realizing our mission to be the first brand of choice for countertops around the world.”

Under the terms of the transaction, Caesarstone has entered into a definitive agreement to acquire a majority stake in Lioli for a cash investment of approximately $12 million, representing an enterprise value of approximately $34 million, including the assumption of debt and additional consideration of up to approximately $10 million upon the achievement of certain milestones. The transaction is expected to close in 2020, subject to customary closing conditions, and is expected to have a favorable impact to earnings beyond 2020.

About Caesarstone
Caesarstone is a concept and lifestyle-driven company with a customer-centered approach to designing, developing, and producing high-end engineered surfaces used in residential and commercial buildings. Our products offer superior aesthetic appeal and perfected functionality through a distinct variety of colors, styles, textures, and finishes used in countertops, vanities, wall cladding, floors, and other interior surfaces. Marked by their inherent longevity characteristics such as non-porousness, scratch and stain resistance, and durability, the company’s product umbrella offers a highly desirable alternative to other surfaces. Strong commitment to service has fostered growing customer loyalty in over 50 countries where the five distinct Caesarstone product collections are available: Classico, Supernatural, Metropolitan, Concetto and Outdoor. For more information please visit our website: www.caesarstone.com.

Forward-Looking Statements
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to the Company's plans, objectives and expectations for future operations, including estimations relating to the impact of the COVID-19 pandemic and mitigation measures in connection thereto, expectations of the results of the Company’s business optimization initiative and its projected results of operations. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties, both known or unknown. These factors include, but are not limited to: the impact of the COVID-19 pandemic on end-consumers, the global economy and the Company’s business and results of operations; the ability of the company to realign aspects of its business based on the business optimization initiative, the strength of the home renovation and construction sectors; intense competitive pressures; the outcome of silicosis and other bodily injury claims; regulatory requirements relating to hazards associated with exposure to silica dust; manufacturing of existing products and managing required changes in production and supply chain; economic conditions within any of our key existing markets  changes in raw material prices; fluctuations in currency exchange rates; the success of our expansion efforts in the United States; unpredictability of seasonal fluctuations in revenues; disturbances to the Company’s operations or the operations of its suppliers, distributors, customers or other third parties and other factors discussed under the heading "Risk Factors" in our most recent annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:

ICR, Inc. - Rodny Nacier
CSTE@icrinc.com
+1 (646) 277-1237